EXHIBIT 99.1

FirstService Reports Fourth Quarter and Full Year Results

Strong Revenue Growth Drives Profitability

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Revenues (millions)	$1,365.3	$1,079.3	$5,216.9	$4,334.5
Adjusted EBITDA (millions) (note 1)	137.9	103.3	513.7	415.7
Adjusted EPS (note 2)	1.34	1.11	5.00	4.66

GAAP Operating Earnings	89.6	48.1	337.5	244.9
GAAP EPS	0.71	0.14	2.97	2.24

TORONTO, Feb. 05, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2024. All amounts are in US dollars.

Consolidated revenues for the fourth quarter were $1.37 billion, a 27% increase relative to the same quarter in the prior year, including 10% organic growth. Adjusted EBITDA (note 1) was $137.9 million, up 33%, and Adjusted EPS (note 2) was $1.34, a 21% increase over the prior year quarter. Operating Earnings for the quarter were $89.6 million, relative to $48.1 million in the prior year period. Diluted EPS was $0.71 per share in the quarter, compared to $0.14 for the same quarter a year ago.

For the year ended December 31, 2024, consolidated revenues were $5.22 billion, a 20% increase relative to the prior year. Adjusted EBITDA was $513.7 million, up 24%, and Adjusted EPS was $5.00, an increase of 7% versus the prior year. Operating Earnings were $337.5 million, versus $244.9 million in the prior year period. Diluted earnings per share was $2.97, compared to $2.24 in the prior year.

“We are very pleased with how we closed out the year,” said Scott Patterson, Chief Executive Officer of FirstService. “Our teams were focused on driving healthy profitable growth which is reflected in the strong top-line and improved margins. This momentum and continued operational execution reinforces our expectations for a strong 2025,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.2 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential generated revenues of $521.3 million for the fourth quarter, up 5% relative to the prior year quarter, including 3% organic growth. The top-line performance was underpinned by contract wins in high-rise markets including Texas, Toronto and Chicago, with growth tempered by the ongoing community budgetary pressures referenced in our prior third quarter. Adjusted EBITDA was $46.0 million, an increase of 6% compared to $43.5 million reported in the prior year period. Operating Earnings were $34.4 million, versus $34.1 million for the fourth quarter of last year. Operating margins were relatively in-line with the prior year quarter.

FirstService Brands recorded revenues of $844.1 million, up 45% versus the prior year period. Revenues increased 16% on an organic basis primarily due to increased weather events and large-loss claims activity at our restoration operations, compared to the prior year quarter. The division top-line performance also included contribution from our Roofing Corp of America acquisition which was acquired in December 2023. Adjusted EBITDA for the quarter was $100.7 million, compared to $61.1 million in the prior year quarter. Operating Earnings were $69.9 million, versus $20.6 million in the prior year quarter. The segment Adjusted EBITDA margin increase was mainly due to operating leverage at our restoration operations, as well as continued realization of cost efficiencies within our home services brands. The Operating Earnings margin was further buoyed by the same acquisition-related fair value adjustments to contingent upside earn-out structures noted in the prior third quarter.

Corporate costs, as presented in Adjusted EBITDA, were $8.9 million in the fourth quarter, relative to $1.2 million in the prior year period. Corporate costs for the quarter were $14.7 million, relative to $6.7 million in the prior year period. The increase was primarily due to non-cash foreign exchange adjustments.

Segmented Full Year Results
FirstService Residential reported revenues of $2.13 billion, up 7% relative to 2023, including 5% organic growth and the balance from tuck-under acquisitions. Organic growth was driven by new property management contract wins across most markets. Adjusted EBITDA was $199.3 million, up 6% versus the prior year. Operating Earnings were $159.2 million, compared to $155.0 million in the prior year. Operating margins were in-line with the prior year.

FirstService Brands revenues were $3.08 billion, up 32% versus the prior year, including 3% organic growth. Growth in the division was driven primarily by our Roofing Corp of America acquisition, together with solid organic growth at our Century Fire Protection operations. Adjusted EBITDA for the year was $339.5 million, up 40% relative to the prior year. Operating Earnings were $230.1 million, versus $126.5 million a year ago. The segment Adjusted EBITDA margin was positively impacted primarily by margin improvement within our home services brands. The Operating Earnings margin was further positively impacted from contingent acquisition consideration fair value adjustments.

Corporate costs, as presented in Adjusted EBITDA, were $25.1 million for the full year, relative to $14.4 million in the prior year. Corporate costs were $51.8 million, relative to $36.6 million in 2023, with the increase driven primarily by the impact of non-cash foreign exchange adjustments, as well as stock-based compensation expense.

Conference Call & Presentation
FirstService will be holding a conference call on Wednesday, February 5, 2025 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year.

This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BIc0caa93df85548909c3b68b8c526df66 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/zvtxjnkg. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2024	2023	2024	2023

Net earnings	$50,179	$23,783	$187,774	$147,021
Income tax	19,153	12,051	70,124	56,317
Other income, net	(863)	(595)	(3,239)	(5,810)
Interest expense, net	21,146	12,823	82,853	47,364
Operating earnings	89,615	48,062	337,512	244,892
Depreciation and amortization	47,828	33,872	165,269	127,934
Acquisition-related items	(5,272)	16,485	(14,402)	21,517
Stock-based compensation expense	5,685	4,924	25,311	21,385
Adjusted EBITDA	$137,856	$103,343	$513,690	$415,728

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended December 31, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$34,382	$69,909	$(14,676)
Depreciation and amortization	10,439	37,366	23
Acquisition-related items	1,191	(6,578)	115
Stock-based compensation expense	-	-	5,685
Adjusted EBITDA	$46,012	$100,697	$(8,853)

Three months ended December 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$34,136	$20,603	$(6,677)
Depreciation and amortization	8,373	25,477	22
Acquisition-related items	1,002	14,992	491
Stock-based compensation expense	-	-	4,924
Adjusted EBITDA	$43,511	$61,072	$(1,240)

Year ended December 31, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$159,206	$230,080	$(51,774)
Depreciation and amortization	37,506	127,672	91
Acquisition-related items	2,576	(18,263)	1,285
Stock-based compensation expense	-	-	25,311
Adjusted EBITDA	$199,288	$339,489	$(25,087)

Year ended December 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$155,044	$126,468	$(36,620)
Depreciation and amortization	33,114	94,729	91
Acquisition-related items	(366)	21,159	724
Stock-based compensation expense	-	-	21,385
Adjusted EBITDA	$187,792	$242,356	$(14,420)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Segment Adjusted EBITDA.

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2024	2023	2024	2023

Net earnings	$50,179	$23,783	$187,774	$147,021
Non-controlling interest share of earnings	(3,639)	(3,925)	(15,624)	(14,140)
Acquisition-related items	(5,272)	16,485	(14,402)	21,517
Amortization of intangible assets	22,331	13,942	72,396	54,238
Stock-based compensation expense	5,685	4,924	25,311	21,385
Income tax on adjustments	(8,125)	(4,905)	(28,335)	(19,662)
Non-controlling interest on adjustments	(206)	(665)	(693)	(1,517)
Adjusted net earnings	$60,953	$49,639	$226,427	$208,842

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2024	2023	2024	2023

Diluted net earnings per share	$0.71	$0.14	$2.97	$2.24
Non-controlling interest redemption increment	0.31	0.30	0.83	0.72
Acquisition-related items	(0.11)	0.36	(0.31)	0.47
Amortization of intangible assets, net of tax	0.34	0.23	1.11	0.88
Stock-based compensation expense, net of tax	0.09	0.08	0.40	0.35
Adjusted earnings per share	$1.34	$1.11	$5.00	$4.66

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2024	2023	2024	2023

Revenues	$1,365,349	$1,079,260	$5,216,894	$4,334,548

Cost of revenues	911,361	735,920	3,498,974	2,947,008
Selling, general and administrative expenses	321,817	244,921	1,229,541	993,197
Depreciation	25,497	19,930	92,873	73,696
Amortization of intangible assets	22,331	13,942	72,396	54,238
Acquisition-related items (1)	(5,272)	16,485	(14,402)	21,517
Operating earnings	89,615	48,062	337,512	244,892
Interest expense, net	21,146	12,823	82,853	47,364
Other income, net	(863)	(595)	(3,239)	(5,810)
Earnings before income tax	69,332	35,834	257,898	203,338
Income tax	19,153	12,051	70,124	56,317
Net earnings	50,179	23,783	187,774	147,021
Non-controlling interest share of earnings	3,639	3,925	15,624	14,140
Non-controlling interest redemption increment	14,064	13,596	37,775	32,490
Net earnings attributable to Company	$32,476	$6,262	$134,375	$100,391

Net earnings per common share

Basic	$0.72	$0.14	$2.98	$2.25
Diluted	0.71	0.14	2.97	2.24

Adjusted earnings per share (2)	$1.34	$1.11	$5.00	$4.66

Weighted average common shares (thousands)
Basic	45,194	44,639	45,019	44,556
Diluted	45,583	44,874	45,280	44,795

(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2024	December 31, 2023

Assets
Cash and cash equivalents	$227,598	$187,617
Restricted cash	16,088	19,260
Accounts receivable	947,517	842,236
Other current assets	368,150	311,889
Current assets	1,559,353	1,361,002
Other non-current assets	30,121	34,418
Fixed assets	253,994	204,188
Operating lease right-of-use assets	240,518	218,299
Goodwill and intangible assets	2,110,866	1,807,836
Total assets	$4,194,852	$3,625,743

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$541,509	$471,083
Other current liabilities	214,575	211,661
Operating lease liabilities - current	53,115	50,898
Long-term debt - current	41,567	37,132
Current liabilities	850,766	770,774
Long-term debt - non-current	1,257,143	1,144,975
Operating lease liabilities - non-current	214,423	183,923
Other liabilities	150,542	115,938
Deferred income tax	84,895	53,024
Redeemable non-controlling interests	449,337	332,963
Shareholders' equity	1,187,746	1,024,146
Total liabilities and equity	$4,194,852	$3,625,743

Supplemental balance sheet information
Total debt	$1,298,710	$1,182,107
Total debt, net of cash	1,071,112	994,490

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$50,179	$23,783	$187,774	$147,021
Items not affecting cash:
Depreciation and amortization	47,828	33,872	165,269	127,934
Deferred income tax	(7,172)	(18,413)	(13,986)	(19,049)
Other	(1,424)	18,384	5,805	34,416
	89,411	57,626	344,862	290,322

Changes in non-cash working capital
Accounts receivable	(22,323)	(17,045)	(42,306)	(93,822)
Payables and accruals	15,249	38,159	22,602	19,662
Other	4,382	36,040	(20,129)	68,532

Contingent acquisition consideration paid	-	(4,334)	(19,355)	(4,334)
Net cash provided by operating activities	86,719	110,446	285,674	280,360

Investing activities
Acquisition of businesses, net of cash acquired	(53,581)	(434,366)	(212,246)	(547,182)
Purchases of fixed assets	(31,916)	(25,065)	(112,798)	(92,734)
Other investing activities	(1,373)	(6,173)	1,342	(6,413)
Net cash used in investing activities	(86,870)	(465,604)	(323,702)	(646,329)

Financing activities
Increase in long-term debt, net	3,613	390,998	103,577	446,847
Purchases of non-controlling interests, net	1,051	(111)	(24,354)	(4,285)
Dividends paid to common shareholders	(11,277)	(10,042)	(43,828)	(39,055)
Distributions paid to non-controlling interests	(1,555)	(454)	(9,292)	(7,376)
Other financing activities	15,728	4,178	48,305	17,814
Net cash provided by financing activities	7,560	384,569	74,408	413,945

Effect of exchange rate changes on cash	229	(420)	429	(447)

Increase in cash, cash equivalents and restricted cash	7,638	28,991	36,809	47,529

Cash, cash equivalents and restricted cash, start of period	236,048	177,886	206,877	159,348

Cash, cash equivalents and restricted cash, end of period	$243,686	$206,877	$243,686	$206,877

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate (2)	Consolidated

Three months ended December 31

2024
Revenues	$521,256	$844,093	$-	$1,365,349
Adjusted EBITDA (1)	46,012	100,697	(8,853)	137,856
Operating earnings	34,382	69,909	(14,676)	89,615

2023
Revenues	$496,281	$582,979	$-	$1,079,260
Adjusted EBITDA	43,511	61,072	(1,240)	103,343
Operating earnings	34,136	20,603	(6,677)	48,062

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2024
Revenues	$2,134,469	$3,082,425	$-	$5,216,894
Adjusted EBITDA	199,288	339,489	(25,087)	513,690
Operating earnings	159,206	230,080	(51,774)	337,512

2023
Revenues	$1,996,823	$2,337,725	$-	$4,334,548
Adjusted EBITDA	187,792	242,356	(14,420)	415,728
Operating earnings	155,044	126,468	(36,620)	244,892

(1) See definition and reconciliation on pages 5 and 6.
(2) See definition on page 6.